January 4, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Michael Davis
Laura Crotty

Re:	Histogen, Inc.

Registration Statement on Form S-3

File No. 333-261839

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Histogen, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 5:00 p.m., Eastern Standard Time, on Wednesday, January 5, 2022, or as soon thereafter as practicable.

Please contact Larry Nishnick of DLA Piper LLP (US) with any questions or comments at (858) 677-1414. Thank you for your assistance with this filing.

Very truly yours,

Histogen, Inc.

By:	/s/ Susan A. Knudson
Name:	Susan A. Knudson
Title:	Chief Financial Officer

CC:	Steven J. Mento, Ph.D., Histogen, Inc.

Larry Nishnick, DLA Piper LLP (US)